[    ], 2011

[Acquired Fund]

a separate series of [    ]

One Beacon Street

Boston, MA 02108

[Acquiring Fund]

a separate series of [    ]

One Beacon Street

Boston, MA 02108

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) [    ] (“Acquiring Fund”), a separate series of [    ] (“Portfolio”), a Massachusetts business trust, (ii) [    ] (“Acquired Fund”), a separate series of the Portfolio, and (iii) the holders (“Shareholders”) of voting shares of beneficial interest of the Acquired Fund (“Acquired Fund Shares”), when the Shareholders receive solely voting shares of common stock of the Acquiring Fund (“Acquiring Fund Shares”) in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Acquired Fund (“Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated [ ], 2011, adopted by the Board of Trustees of the Portfolio on behalf of the Acquiring Fund and on behalf of the Acquired Fund (“Plan”). This opinion is being delivered pursuant to Section 8.5 of the Plan. The assets to be acquired by the Acquiring Fund are defined in Section 1.2 of the Plan (“Assets”). The liabilities to be assumed by the Acquiring Fund are defined in Section 1.3 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

[Acquired Fund]

[Acquiring Fund]

[    ], 2011

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (“Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

•

the acquisition by the Acquiring Fund of the Assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its separate accounts as shareholders of all the Acquiring Fund Shares it received in complete liquidation and termination of the Acquired Fund, all pursuant to the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

•

under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption of all the Acquired Fund’s liabilities by the Acquiring Fund, or upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its separate accounts as shareholders in complete liquidation;

•

under Section 354 of the Code, the separate accounts as shareholders of the Acquired Fund will not recognize gain or loss upon the receipt of Acquiring Fund Shares solely in exchange for Acquired Fund hares;

•

under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each separate account as shareholder of the Acquired Fund in connection with the reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

•

under Section 1223(1) of the Code, the holding period of a separate account as shareholder of the Acquired Fund for Acquiring Fund Shares will be determined by including the period for which the separate account held the Acquired Fund shares exchanged therefor, provided

[Acquired Fund]

[Acquiring Fund]

[    ], 2011

that the separate account held the Acquired Fund shares on the date of the reorganization as capital assets;

•

under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund;

•

under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets received from the Acquired Fund in the reorganization will be the same as the Acquired Fund’s tax basis in those assets immediately prior to the transfer;

•	under Section 1223(2) of the Code, the Acquiring Fund’s holding periods in the assets received from the Acquired Fund will include the periods during which such assets were held by the Acquired Fund;

•

the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

The opinion expresses no view with respect to (1) the effect of the merger on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction and (2) any other federal tax issues (except those set forth above) or any state, local or foreign tax issues of any kind.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Sincerely yours,